UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-01225

WYETH

(Exact name of registrant as specified in its charter)

Five Giralda Farms, Madison, NJ 07940; (973) 660-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate Convertible Senior Debentures due 2024

(Title of each class of securities covered by this Form)

Common Stock, par value $0.33-1/3 per share

Unissued securities registered under

Automatic Shelf Registration Statement on

Form S-3 (File No. 333-141486)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Wyeth has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 15, 2009	WYETH

		By:	/s/ Gregory Norden
		Name:	Gregory Norden
		Title:	Senior Vice President and Chief Financial Officer